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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                               SCHEDULE 13E-4/A
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No.1)

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                                MGM GRAND, INC.
                (Name of issuer and  person  filing statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of class of securities)

                                   552953101
                     (Cusip number of class of securities)

                                SCOTT LANGSNER
                              SECRETARY/TREASURER
                                MGM GRAND, INC.
                          3799 LAS VEGAS BLVD. SOUTH
                           LAS VEGAS, NEVADA  89109
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                   COPY TO:
                            JANET S. MCCLOUD, ESQ.
        CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                     2121 AVENUE OF THE STARS, 18TH FLOOR
                        LOS ANGELES, CALIFORNIA  90067
                                (310) 553-3000

                                 June 17, 1999
 (Date tender offer  first  published,  sent  or given  to  security holders)
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     This Amendment No. 1 modifies and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement"), dated June 17, 1999, filed by MGM Grand, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not defined herein shall have the meanings given to them in the Statement.

ITEM 1.  Security And Issuer

     Item 1, paragraph (b) is amended by adding the following:

     (b) On July 26, 1999, the Issuer issued a press release announcing the preliminary results of its issuer tender offer. A copy of this press release is filed as Exhibit (a)(10) hereto, and is incorporated herein by reference. On July 30, 1999, the Issuer issued a press release announcing the final results of its issuer tender offer. A copy of this press release is filed as Exhibit
(a)(11) hereto, and is incorporated herein by reference.

          The following executive officers of the Issuer participated in the tender offer:

Name                   Title                       Number of Shares Sold
----                   -----                       ---------------------

J. Terrence Lanni      Chairman of the Board and           409,804
                       Chief Executive Officer

Alex Yemenidjian       President and Director              233,608

Scott Langsner         Secretary/Treasurer                   5,625
                                                           -------

Total Shares Sold by Executive Officers:                   649,037

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate

     (a) On August 5, 1999, the Issuer announced a 12-month stock repurchase program. The press release making such announcement is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 4.  Interest  in  Securities  of  the Issuer

     Item 4 is amended by adding the following:

     On July 26, 1999, MGM Grand's Registration Statement on Form S-3 (File No. 333-81285) was declared effective by the Securities and Exchange Commission. The Registration Statement registers for resale up to 3,894,406 shares of Common Stock held by Kirk Kerkorian, a Director and the principal stockholder of the Issuer. On July 30, 1999, J. Terrence Lanni, Chairman of the Board and Chief Executive Officer sold 85,000 shares of Common Stock acquired upon exercise of stock options. These shares were sold in open market transactions at per share prices of $46.2166 for 75,000 shares and $46.6906 for 10,000 shares.

ITEM 7.  Financial Information

     Item 7 is amended by adding the following:

     On August 3, 1999, MGM Grand filed its Quarterly Report on Form 10-Q for the period ended June 30, 1999. The information set forth on pages 1 to 16 of MGM Grand's Quarterly Report on Form 10-Q for the period ended June 30, 1999, filed as Exhibit (g) (4) hereto, is incorporated herein by reference.

ITEM 9.  Material to Be Filed as Exhibits.

     (a)(10)  Press Release dated July 26, 1999.
     (a)(11)  Press Release dated July 30, 1999.
     (a)(12)  Press Release dated Agust 6, 1999.
     (g)(4) Pages 1 through 16 of MGM Grand's Quarterly Report on Form 10-Q for the period ended June 30, 1999.

                                      -2-
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                                   SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      MGM GRAND, INC.



                                      By: /s/ James Murren
                                         -------------------------------
                                           James Murren
                                           Chief Financial Officer

Dated:  August 6, 1999

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                               INDEX TO EXHIBITS

 ITEM  DESCRIPTION                                                      PAGE
-----  -----------                                                     ------

(a)(10)   Press Release dated July 26, 1999.

(a)(11)   Press Release dated July 30, 1999.

(a)(12)   Press Release dated August 5, 1999.

(g)(4)    Pages 1 through 16 of  MGM Grand's Quarterly Report on
          Form 10-Q for the period ended June 30, 1999.